

17010212

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY EDGAR ELECTRONIC FILERS

Japan International Cooperation Agency
Exact name of registrant as specified in charter

0001679198
Registrant CIK Number

Annual Report on Form 18-K
for the Fiscal Year Ended March 31, 2016
Electronic report, schedule or registration statement
of which the documents are a part (give period of report)

333-213968
SEC file number, if available

S-
(Series identifier(s) and names(s), if applicable; add more
lines as needed)

C-
(Class (contract) identifier(s) and names(s), if applicable; add more
lines as needed)

Fiscal Year Ended March 31, 2016
Report period (if applicable)

Name of Person Filing the Document
(if other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper
(check only one):

_______Rule 201 (Temporary Hardship Exemption)

_______Rule 202 (Continuing Hardship Exemption)

___X___Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan, on March 8, 2017.

Japan International Cooperation Agency



By: ______________________

Mutsuya Mori,
Director General, Treasury Department

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _________, 20__, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

EXHIBIT INDEX

Exhibit Number	Description
1.	Excerpt of General Rules of the National Budget, which relates to Japan International Cooperation Agency for the fiscal year ending March 31, 2017 (Exhibit 3 to the Annual Report on Form 18-K for the fiscal year ended March 31, 2016, filed on March 8, 2017)

Exhibit 1

平成 28 年度政府関係機関予算

予算総則

（収入支出予算）

第１条　次に掲げる各政府関係機関の平成 28 年度収入支出予算は、「甲号収入支出予算」に掲げるとおりとする。

沖縄振興開発金融公庫
株式会社日本政策金融公庫
株式会社国際協力銀行
独立行政法人国際協力機構有償資金協力部門

２　前項に規定する独立行政法人国際協力機構有償資金協力部門とは、「独立行政法人国際協力機構法」第 13 条第１項第２号に規定する業務並びに同項第８号及び第９号並びに同条第３項に規定する業務のうち有償資金協力に係るものに関する部門をいう。

（借入金等の限度額）

第２条　次の表の左欄に掲げる公庫の「沖縄振興開発金融公庫の予算及び決算に関する法律」第５条第２項第１号及び第２号の規定による借入金又は債券の限度額、株式会社の「株式会社日本政策金融公庫法」第 31 条第２項第１号及び第２号の規定による借入金又は社債の限度額並びに株式会社の「エネルギー環境適合製品の開発及び製造を行う事業の促進に関する法律」第 17 条及び「産業競争力強化法」第 39 条第２項の規定による借入金の限度額は、それぞれ右欄に掲げるとおりとする。

公庫又は株式会社	限度額	
沖縄振興開発金融公庫	政府からの借入金の総額	78,100,000千円
	政府以外の者からの借入金の総額	2,200,000
	沖縄振興開発金融公庫債券の額面総額	25,000,000
	沖縄振興開発金融公庫住宅宅地債券の額面総額	578,500
株式会社日本政策金融公庫	国民一般向け業務　借入金の総額	1,955,000,000
	社債の額面総額	245,000,000
	農林水産業者向け業務　借入金の総額	249,000,000
	社債の額面総額	20,000,000

公庫又は株式会社	限度額	
	中小企業者向け業務　借入金の総額	1,094,000,000千円
	社債の額面総額	213,700,000
	危機対応円滑化業務　借入金の総額	547,000,000
	社債の額面総額	200,000,000
	特定事業等促進円滑化業務　借入金の総額	100,000,000

2　財務大臣は、予見し難い経済事情の変動その他やむを得ない事由により前項に掲げる公庫又は株式会社において事業資金又は借入金、債券及び社債により調達する資金の増額を必要とする特別の事由があるときは、法令の規定に従い同項の借入金、債券及び社債のそれぞれの限度額の100分の50に相当する金額の範囲内において、当該限度額を増額することができる。

3　第1項に規定する沖縄振興開発金融公庫債券、沖縄振興開発金融公庫住宅宅地債券及び社債の発行価格が額面金額を下回るときは、それぞれの発行価格差減額をうめるため必要な金額を同項のそれぞれの限度額(前項の規定により限度額が増額された場合を含む。)に加算した金額を限度額とする。

(保険契約等の限度額)

第3条　株式会社日本政策金融公庫の次の表の左欄に掲げる法律の規定による金額の限度は、平成28年度においてそれぞれ右欄に掲げるとおりとする。

根拠規定	限度額	
「株式会社日本政策金融公庫法」第31条	受益権及び貸付債権等の譲渡により調達する資金の総額	
	中小企業者向け業務	6,500,000千円
	貸付金の総額	24,000,000
	「株式会社日本政策金融公庫法」別表第2第2号及び第5号に掲げる業務として行う取引において支払うことを約する金銭の額の総額	
	農林水産業者向け業務	1,850,000
	中小企業者向け業務	30,000,000
	保証金額の総額	66,000,000

根拠規定	限度額	
	保険価額の総額	23,660,000,000千円
	補塡の額の総額	1,064,475,000
「破綻金融機関等の融資先である中堅事業者に係る信用保険の特例に関する臨時措置法」第6条	保険価額の総額	86,000,000

（収入支出予算の弾力条項）

第4条　次の表の左欄に掲げる各政府関係機関において、中欄に掲げる事由により収入金額が予算額に比して増加(第1号にあっては同号に掲げる増額)するときは、財務大臣の承認を受けて、その増加する金額を限度として(第1号にあっては予算額を超えて)それぞれの右欄に掲げる経費を増額することができる。

政府関係機関	要件	経費
1　沖縄振興開発金融公庫又は株式会社日本政策金融公庫(信用保険等業務を除く。)	第2条第2項及び第3項の規定による借入金の借入れ及び債券又は社債の発行の増額	借入金及び債券又は社債の利子その他の事業量の増加に伴い直接必要な経費
2　株式会社国際協力銀行又は独立行政法人国際協力機構有償資金協力部門	貸付業務に係る事業量の増加	貸付業務の増加に直接必要な経費

2　株式会社日本政策金融公庫信用保険等業務において、「中小企業信用保険法」、「株式会社日本政策金融公庫法」及び「破綻金融機関等の融資先である中堅事業者に係る信用保険の特例に関する臨時措置法」に基づく保険金の支出が増加し、保険金の予算に不足を生ずるときは、信用保険等業務に整理された勘定に属する資本金及び準備金の額の合計額に相当する金額を限度として財務大臣が定める金額を増額することができる。

（流用の制限）

第5条　株式会社日本政策金融公庫、株式会社国際協力銀行又は独立行政法人国際協力機構有償資金協力部門がその経費の金額を相互に流用し、又はその経費と他の経費との間にその金額を相互に流用する場合において、「株式会社日本政策金融公庫法」第38条第1項、「株式会社国際協力銀行法」又は「独立行政法人国際協力機構法」第26条第1項の規定により財務大臣の承認を受けなければならない経費は、次に掲げるとおりとする。

（1）　役職員に対して支給する給与に要する経費

（2）　交際費に要する経費

（俸給予算等の制限）

第６条　第１条に掲げる政府関係機関（独立行政法人国際協力機構有償資金協力部門を除く。）は、それぞれ支出予算の範囲内であっても、役職員の定員及び給与をこの予算において予定した定員及び給与の基準を超えてみだりに増加し又は支給してはならない。

２　独立行政法人国際協力機構有償資金協力部門は、支出予算の範囲内であっても、役職員の給与をこの予算において予定した給与の基準を超えてみだりに支給してはならない。

（補　　則）

第７条　第１条に掲げる政府関係機関が平成28年度において発行する債券又は社債で外貨をもって支払わなければならないものがあるときは、その額面総額は、外貨による額面総額を外国貨幣換算率（アメリカ合衆国通貨にあっては、平成26年11月１日から平成27年10月31日までの間における実勢相場を平均した為替相場（その相場に１円未満の端数があるときは、これを四捨五入する。）をいい、アメリカ合衆国通貨以外の通貨にあっては、同期間における当該通貨のアメリカ合衆国通貨に対する市場実勢を当該為替相場をもって裁定した為替相場（その相場に１円未満の端数があるときは、これを四捨五入する。ただし、１通貨単位について10円未満となる通貨にあっては、100通貨単位（10通貨単位について１円未満となる通貨にあっては、1,000通貨単位）についての値をとり、円単位未満を四捨五入する。）をいう。）により換算した金額とする。

２　前項の規定は、株式会社日本政策金融公庫が平成28年度において行う外貨をもって支払わなければならない債務の保証があるときの保証金額の総額を換算する場合に準用する。

平成 28 年度 6010 独立行政法人国際協力機構有償資金協力部門

甲号　収入支出予定計算書

区　分	平成28年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)
1 収　入	162,724,076	165,872,560	△ 3,148,484
2 支　出	128,424,399	124,097,547	4,326,852

〔収入支出予定額内訳〕

収　入

款・項・目別区分並びに各目の見積の事由及び計算の基礎

款・項・目	平成28年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	見積の事由及び計算の基礎
0100-00 **事業益金**				
0101-00 事業益金	159,504,767	163,003,160	△ 3,498,393	
0101-01 貸付金利息	155,436,145	157,622,100	△ 2,185,955	貸付金残高を基礎として利息の収入見込額を算出
0101-02 配当金収入	4,068,622	5,381,060	△ 1,312,438	株式配当金の収入見込額を計上
0200-00 **雑収入**	3,219,309	2,869,400	349,909	
0202-00 運用収入				
0202-01 運用収入	9,348	9,820	△ 472	有価証券の運用による利息収入等の収入見込額を計上
0203-00 雑収入	3,209,961	2,859,580	350,381	

款・項・目	平成28年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	見積の事由及び計算の基礎
0203-02 労働保険料被保険者負担金	23,339	19,250	4,089	労働保険料の被保険者負担金の収入見込額を計上
0203-01 雑収入	3,186,622	2,840,330	346,292	貸付手数料等の収入見込額を計上

支出

事項別内訳

項	事項	平成28年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	説明
01 事業損金	事務運営に必要な経費	21,201,078	22,713,203	△ 1,512,125	事務運営に必要な人件費及び事務費
	税金	103,893	105,151	△ 1,258	国税及び地方税の支払
	業務委託費	45,538,388	34,726,560	10,811,828	業務の一部を委託する民間団体等に支払う調査委託費等
	支払利息及び債券発行諸費	61,440,440	66,412,033	△ 4,971,593	1　財政融資資金からの借入れ等に伴う支払利息 2　国際協力機構債券の利息及びその発行諸費
09 予備費	予備費	140,600	140,600	0	予見し難い予算の不足に充てるための予備費

収入支出予定額科目別表

科目	平成28年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	科目	平成28年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)
収入				0101-01 貸付金利息	155,436,145	157,622,100	△ 2,185,955
0100-00 事業益金				0101-02 配当金収入	4,068,622	5,381,060	△ 1,312,438
0101-00 事業益金	159,504,767	163,003,160	△ 3,498,393	0200-00 雑収入	3,219,309	2,869,400	349,909

科目	平成28年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)
0202-00 運用収入			
0202-01 運用収入	9,348	9,820	△ 472
0203-00 雑収入	3,209,961	2,859,580	350,381
0203-02 労働保険料被保険者負担金	23,339	19,250	4,089
0203-01 雑収入	3,186,622	2,840,330	346,292
収入合計	162,724,076	165,872,560	△ 3,148,484
支出			
01 事業損金	128,283,799	123,956,947	4,326,852
1-01 役員給	42,026	41,023	1,003
1-02 職員基本給	1,840,767	1,789,242	51,525
1-03 職員諸手当	1,584,820	1,495,767	89,053
1-04 超過勤務手当	148,220	143,873	4,347

科目	平成28年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)
1-05 休職者給与	79,372	70,060	9,312
1-06 退職手当	213,742	251,869	△ 38,127
5-07 諸支出金	683,708	617,265	66,443
2-08 旅費	1,354,978	1,315,282	39,696
3-09 業務諸費	15,252,725	16,988,102	△ 1,735,377
9-10 交際費	720	720	0
3-11 税金	103,893	105,151	△ 1,258
5-12 業務委託費	45,538,388	34,726,560	10,811,828
9-13 支払利息	60,721,029	65,648,922	△ 4,927,893
3-14 債券発行諸費	719,411	763,111	△ 43,700
09 予備費 (9-・・)	140,600	140,600	0
支出合計	128,424,399	124,097,547	4,326,852

独立行政法人国際協力機構有償資金協力部門

平成28年度役職員予算定員及び俸給額表

区　分	予算定員(人)	俸給額(千円)	
役員	12	42,026	
理事長	1		
副理事長	1		
理事	7		
監事	3		
職員	内　18(6箇月) 1,828	1,824,265	
合計	内　18(6箇月) 1,840	1,866,291	予算定員欄の人数は、独立行政法人国際協力機構全体の人数を計上し、俸給額欄の金額は、他の業務と按分して計上している。

独立行政法人国際協力機構有償資金協力部門

平成28年度事業計画

1．独立行政法人国際協力機構の平成28年度における有償資金協力業務は、開発途上地域において行われる開発事業等のために必要な資金の貸付等であり、貸付(出資を含む。)の金額は1,052,500,000千円を予定している(出資は10,200,000千円を予定している。)。

2．上記の原資としては、一般会計からの出資金44,370,000千円、財政融資資金からの借入金393,000,000千円、国際協力機構債券の発行による収入135,000,000千円、貸付回収金等480,130,000千円、計1,052,500,000千円を予定している。

平成28年度資金計画

支出		収入	
区分	金額(千円)	区分	金額(千円)
貸付金	1,042,300,000	前期末現金預け金	133,533,997
出資金	10,200,000	一般会計出資金	44,370,000
財政融資資金借入金償還	219,211,646	財政融資資金借入金	393,000,000
固定資産取得費	3,321,429	国際協力機構債券	135,000,000
事業損金	128,283,799	貸付回収金	678,062,468
その他支出	74,310	事業益金	159,504,767
予備費	140,600	雑収入	3,219,309
期末現金預け金	143,856,870	その他収入	698,113
合計	1,547,388,654	合計	1,547,388,654

独立行政法人国際協力機構有償資金協力部門

損　益　計　算　書

科　目	平成26年度決算額(円)		平成27年度予定額(円)		平成28年度予定額(円)	
経常費用		94,687,841,646		105,984,279,445		136,848,330,813
有償資金協力業務関係費	94,687,841,646		105,984,279,445		136,848,330,813	
(債券利息)	(5,430,887,222)		(6,263,748,370)		(11,300,345,183)	
(借入金利息)	(24,068,325,806)		(22,086,378,873)		(24,778,734,436)	
(金利スワップ支払利息)	(9,290,988,795)		(9,358,816,443)		(11,857,062,781)	
(業務委託費)	(18,977,879,774)		(34,726,560,000)		(45,538,388,000)	
(債券発行費)	(444,645,451)		(763,111,000)		(719,411,000)	
(外国為替差損)	(1,190,507)		(—)		(0)	
(人件費)	(3,233,220,013)		(3,788,405,733)		(4,013,744,251)	
(賞与引当金繰入)	(234,605,336)		(226,860,818)		(232,695,040)	
(退職給付費用)	(0)		(363,127,840)		(373,311,952)	
(物件費)	(13,067,775,332)		(18,110,390,000)		(16,608,423,000)	
20(減価償却費)	(252,918,716)		(244,013,571)		(398,540,812)	
(税金)	(82,834,949)		(105,151,000)		(103,893,000)	
(利息費用)	(122,421)		(0)		(0)	
(貸倒引当金繰入)	(17,076,091,297)		(9,807,115,797)		(20,783,181,358)	
(偶発損失引当金繰入)	(2,526,330,904)		(0)		(0)	
(その他経常費用)	(25,123)		(0)		(0)	
(予備費)	(0)		(140,600,000)		(140,600,000)	
経常収益		209,144,397,914		168,189,039,007		159,351,285,164
有償資金協力業務収入	208,688,331,420		168,071,306,917		159,315,551,164	

科目	平成26年度決算額(円)		平成27年度予定額(円)		平成28年度予定額(円)	
(貸付金利息)	(169,039,022,558)		(160,203,517,683)		(152,116,869,737)	
(国債等債券利息)	(8,783,099)		(8,460,000)		(2,552,000)	
(受取配当金)	(36,186,666,890)		(4,475,120,000)		(4,068,622,000)	
(貸付手数料)	(3,451,121,979)		(3,364,187,287)		(3,127,507,427)	
(外国為替差益)	(—)		(7,758,947)		(0)	
(関係会社株式評価等益)	(2,736,894)		(12,263,000)		(0)	
財務収益	30,324,289		19,176,310		6,796,000	
雑益	405,864,089		88,698,780		28,938,000	
償却債権取立益	19,878,116		9,857,000		0	
経常利益		114,456,556,268		62,204,759,562		22,502,954,351
臨時損失		19,329,550		47,134,176		7,207,884
固定資産除却損	19,202,905		44,335,687		7,207,884	
固定資産売却損	126,645		2,798,489		0	
臨時利益		866,158		3,032,436,206		0
固定資産売却益	866,158		0		0	
厚生年金基金代行返上益	—		3,032,436,206		—	
当期純利益		114,438,092,876		65,190,061,592		22,495,746,467
当期総利益		114,438,092,876		65,190,061,592		22,495,746,467

独立行政法人国際協力機構有償資金協力部門

貸借対照表

資産の部				負債及び純資産の部			
科目	平成26年度末決算額(円)	平成27年度末予定額(円)	平成28年度末予定額(円)	科目	平成26年度末決算額(円)	平成27年度末予定額(円)	平成28年度末予定額(円)
流動資産	11,276,597,588,070	11,597,985,654,951	11,948,380,832,652	流動負債	316,260,525,543	271,711,720,039	228,434,255,377
現金及び預金	127,049,693,819	133,533,997,278	143,856,870,030	1年以内償還予定債券	10,000,000,000	0	0
貸付金	11,223,480,672,780	11,518,696,875,227	11,882,934,407,227	1年以内償還予定財政融資資金借入金	244,354,953,000	219,211,646,000	188,059,967,000
貸倒引当金	△ 145,266,937,934	△ 152,217,313,653	△ 173,000,495,011	未払金	6,645,706,569	6,645,706,569	6,645,706,569
未収収益	37,543,840,694	34,656,702,687	31,285,327,424	未払費用	7,471,885,088	7,816,886,011	7,407,462,310
金融派生商品	0	28,403,023	17,732,593	金融派生商品	35,132,994,389	26,048,596,094	14,360,472,312
差入保証金	26,946,000,000	56,946,000,000	56,946,000,000	リース債務	92,710,228	32,069,515	33,633,395
その他の流動資産	6,844,318,711	6,340,990,389	6,340,990,389	預り金	31,798,513	31,798,513	31,798,513
固定資産	60,123,829,378	76,635,649,886	89,796,249,445	前受収益	38,605,287	21,923,427	5,287,146
有形固定資産	8,741,872,620	8,654,294,942	8,761,592,762	引当金	11,931,838,428	11,903,093,910	11,889,928,132
※建物	1,714,715,399	1,675,965,597	1,686,962,241	賞与引当金	234,605,336	226,860,818	232,695,040
土地	6,612,073,027	6,612,073,027	6,612,073,027	偶発損失引当金	11,697,233,092	11,676,233,092	11,657,233,092
※建設仮勘定	7,840,044	0	0	仮受金	560,034,041	0	0
※その他の有形固定資産	407,244,150	366,256,318	462,557,494	固定負債	1,884,308,978,544	2,159,347,352,959	2,500,060,077,281
無形固定資産	605,633	194,243,272	3,058,213,011	債券	417,305,000,000	537,305,000,000	672,305,000,000
商標権	605,633	529,272	452,911	債券発行差額	△ 216,421,883	△ 169,202,563	△ 121,983,243
※ソフトウェア	—	0	2,908,501,100	財政融資資金借入金	1,459,230,577,000	1,616,618,931,000	1,821,558,964,000
ソフトウェア仮勘定	—	193,714,000	149,259,000	長期リース債務	55,292,859	33,212,251	53,055,232
投資その他の資産	51,381,351,125	67,787,111,672	77,976,443,672	長期預り金	533,265,000	1,194,293,000	1,855,321,000
投資有価証券	139,850,556	24,319,266,681	29,500,266,681	退職給付引当金	7,330,891,418	4,294,745,121	4,339,346,142

資産の部				負債及び純資産の部			
科目	平成26年度末決算額(円)	平成27年度末予定額(円)	平成28年度末予定額(円)	科目	平成26年度末決算額(円)	平成27年度末予定額(円)	平成28年度末予定額(円)
関係会社株式	43,046,266,782	42,597,917,782	47,597,917,782	資産除去債務	70,374,150	70,374,150	70,374,150
破産債権、再生債権、更生債権その他これらに準ずる債権	68,324,707,686	63,845,414,239	63,845,414,239	(負債合計)	2,200,569,504,087	2,431,059,072,998	2,728,494,332,658
貸倒引当金	△ 60,988,674,161	△ 63,845,414,239	△ 63,845,414,239	資本金			
長期前払費用	28,634,369	28,634,369	28,634,369	政府出資金	7,813,897,840,510	7,862,157,840,510	7,906,527,840,510
差入保証金	830,565,893	841,292,840	849,624,840	利益剰余金	1,369,795,600,709	1,434,985,662,301	1,457,481,408,768
				準備金	1,255,357,507,833	1,369,795,600,709	1,434,985,662,301
				当期未処分利益	114,438,092,876	65,190,061,592	22,495,746,467
				(うち当期総利益)	(114,438,092,876)	(65,190,061,592)	(22,495,746,467)
				評価・換算差額等	△ 47,541,527,858	△ 53,581,270,972	△ 54,326,499,839
				その他有価証券評価差額金	△ 971,347	△ 555,222	△ 555,222
				繰延ヘッジ損益	△ 47,540,556,511	△ 53,580,715,750	△ 54,325,944,617
				(純資産合計)	9,136,151,913,361	9,243,562,231,839	9,309,682,749,439
資産合計	11,336,721,417,448	11,674,621,304,837	12,038,177,082,097	負債・純資産合計	11,336,721,417,448	11,674,621,304,837	12,038,177,082,097

(注) 1　有形固定資産の減価償却累計額は、次のとおりである。

平成26年度末決算額(円)	平成27年度末予定額(円)	平成28年度末予定額(円)
1,524,432,258	960,884,355	1,089,577,898

2　有形固定資産の減損損失累計額は、次のとおりである。

平成26年度末決算額(円)	平成27年度末予定額(円)	平成28年度末予定額(円)
6,880,369,918	6,704,393,566	6,702,725,510

平成26年度独立行政法人国際協力機構有償資金協力部門

財　産　目　録 （平成27年3月31日現在）

摘	要	金額(円)	摘	要	金額(円)
流動資産		11,276,597,588,070	建物	7棟（延10,774.24㎡）	1,714,715,399
現金及び預金	普通預金・当座預金　三菱東京ＵＦＪ銀行	127,049,693,819	構築物	19点	19,869,215
貸付金	1,843口	11,223,480,672,780	機械装置	31点	33,515,888
貸倒引当金		△ 145,266,937,934	車両運搬具	285点	126,952,794
前渡金		6,226,877,243	工具器具備品	366点	226,906,253
前払費用		110,041,101	土地	5箇所（8,353.59㎡）	6,612,073,027
未収収益		37,543,840,694	建設仮勘定		7,840,044
未収貸付金利息	当年度末における未収貸付金利息	36,472,458,905	無形固定資産		
未収コミットメントチャージ	当年度末における未収コミットメントチャージ	1,069,427,149	商標権	3口	605,633
未収受取利息	当年度末における未収受取利息	1,954,640	投資その他の資産		51,381,351,125
未収入金		501,958,961	投資有価証券	2口	139,850,556
積送物品		1,369,361	関係会社株式	8口	43,046,266,782
仮払金		3,953,933	破産債権、再生債権、更生債権その他これらに準ずる債権	10口	68,324,707,686
立替金		118,112	貸倒引当金		△ 60,988,674,161
差入保証金	10点	26,946,000,000	長期前払費用		28,634,369
固定資産		60,123,829,378	差入保証金	208点	830,565,893
有形固定資産		8,741,872,620	合計		11,336,721,417,448